UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 1, 2024

FOCUS IMPACT ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-40977	86-2433757
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Park Avenue Ste 911 New York, NY	10177
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (212) 213-0243
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	FIACU	The Nasdaq Stock Market LLC
Shares of Class A common stock included as part of the units	FIAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FIACW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.
Amendment No. 1 to the Business Combination Agreement
As previously disclosed, on September 12, 2023, Focus Impact Acquisition Corp., a Delaware corporation (“FIAC”), entered into that certain Business Combination Agreement (the “Initial Business Combination Agreement”), by and among FIAC, Focus Impact Amalco Sub Ltd., a company existing under the laws of the Province of British Columbia (“Amalco Sub”), and DevvStream Holdings Inc., a company existing under the Laws of the Province of British Columbia (“DevvStream”). Capitalized terms used and not otherwise defined in this report shall have the respective meanings ascribed to them in the Business Combination Agreement (as defined below).
On May 1, 2024, FIAC, Amalco Sub and DevvStream entered into Amendment No. 1 to the Initial Business Combination Agreement (the “First Amendment”), which amends the Initial Business Combination Agreement (as so amended, the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” The First Amendment provides, among other things, that:

(i)
Pursuant to the SPAC Continuance, (a) each issued and outstanding unit of FIAC, consisting of (I) one share of  FIAC’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and (II) one-half of one redeemable warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 (the “FIAC Warrants”), that has not been previously separated into its component securities prior to the SPAC Continuance shall automatically convert into securities of New PubCo identical to (i) a number of New PubCo Common Shares equal to the Reverse Split Factor (as defined below) and (ii) a number of warrants to purchase one New PubCo Common Share equal to one-half (1/2) of the Reverse Split Factor at an exercise price equal to the Adjusted Exercise Price (as defined below), (b) each issued and outstanding share of Class A Common Stock that has not been redeemed shall remain outstanding and automatically convert into a number of New PubCo Common Shares equal to the Reverse Split Factor, (c) each issued and outstanding share of Class B common stock of FIAC, par value $0.0001 per share (the “Class B Common Stock”), shall automatically convert into a number of New PubCo Common Shares equal to the Reverse Split Factor or be forfeited in accordance with the Sponsor Side Letter (as defined below), and (d) each FIAC Warrant and the warrants issued to Focus Impact Sponsor, LLC, a Delaware limited liability company and our sponsor (“Sponsor”), in the private placement consummated simultaneously with FIAC’s initial public offering, which entitles the holder thereof to purchase one whole share of Class A Common Stock at $11.50 per share (the “Private Placement Warrants” and together with the FIAC Warrents, the “Warrants”), will be assumed by New PubCo and automatically converted into the right to exercise such warrant for a number of New PubCo Common Shares equal to the Reverse Split Factor at an exercise price equal to the Adjusted Exercise Price. Any fractional shares or warrants to be issued pursuant to the SPAC Continuance will be rounded down to the nearest whole share or warrant; and

(ii)
Pursuant to the Amalgamation, New PubCo shall issue, and the holders of Company Shares (as defined below) collectively shall be entitled to receive a number of New PubCo Common Shares equal to (a) the Common Amalgamation Consideration (as defined below), plus (b) solely to the extent any Multiple Voting Company Shares and Subordinate Voting Company Shares are required to be issued to Approved Financing Sources (as defined below) pursuant to Approved Financings (as defined below) in connection with the Closing, a number of New PubCo Common Shares equal to (i) each such Company Share multiplied by (ii) the Per Common Share Amalgamation Consideration (as defined below) in respect of such Company Share.

The “Per Common Share Amalgamation Consideration” means (i) with respect to each Multiple Voting Company Share, an amount of New PubCo Common Shares equal to (a) ten, multiplied by (b) the Common Conversion Ratio (as defined below), and (ii) with respect to each Subordinated Voting Company Share, an amount of New PubCo Common Shares equal to the Common Conversion Ratio. The “Common Conversion Ratio” means, in respect of a Company Share, the number equal to the Common Amalgamation Consideration divided by the Fully Diluted Common Shares Outstanding (as defined below). The “Common Amalgamation Consideration” means, with respect to the Company Securities (as defined below), a number of New PubCo Common Shares equal to the product of (A) the Reverse Split Factor, multiplied by (B) the quotient of (i) the Amalgamation Consideration Value (as defined in the Business Combination Agreement), divided by (ii) $10.20. The “Fully Diluted Common Shares Outstanding” means, without duplication, at any measurement time (a)(i) ten, multiplied by (ii) the aggregate number of Multiple Voting Company Shares that are issued and outstanding, plus (b) the aggregate number of Subordinated Voting Company Shares that are issued and outstanding, plus (c) the aggregate number of Subordinated Voting Company Shares to be issued pursuant to the exercise and conversion of the Company Options in accordance therewith, plus (d) the aggregate number of Subordinated Voting Company Shares to be issued pursuant to the exercise and conversion of the Company Warrants in accordance therewith, plus (e) the aggregate number of Subordinated Voting Company Shares to be issued pursuant to the vesting of the restricted stock units of DevvStream in accordance therewith. For the avoidance of doubt, “Fully Diluted Common Shares Outstanding” shall not include any Subordinated Voting Company Shares to be issued (including pursuant to the exercise and conversion of Company Warrants) to any Approved Financing Source pursuant to an Approved Financing. The “Approved Financing Source” means a person engaged by DevvStream after the date of the First Amendment to act as an investment bank, financial advisor, broker or similar advisor in connection with any financing which has been approved by FIAC in accordance with the terms of the Business Combination Agreement (an “Approved Financing”). The “Reverse Split Factor” means an amount equal to the lesser of (a) the quotient obtained by dividing the Final Company Share Price by $0.6316 and (b) one. The “Final Company Share Price” means the closing price of the Subordinated Voting Company Shares on the Cboe Canada stock exchange, as of the end of last trading day prior to the Closing (and if there is no such closing price on the last trading day prior to the Closing, the closing price of the Subordinated Voting Company Shares on the last trading day prior to the Closing on which there is such a closing price), converted into United States dollars based on the Bank of Canada daily exchange rate on the last business day prior to the Closing. The “Adjusted Exercise Price” means $11.50 multiplied by a fraction (x) the numerator of which is the number of shares of common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of common stock purchasable immediately thereafter.
A copy of the First Amendment is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the First Amendment is qualified in its entirety by reference thereto.
Amendment No. 1 to the Sponsor Side Letter
Concurrently with the execution of the First Amendment, FIAC and Sponsor entered into Amendment No. 1 (the “Sponsor Side Letter Amendment”) to that certain Letter Agreement, dated as of September 12, 2023 (as so amended, the “Sponsor Side Letter”), pursuant to which, among other things, Sponsor agrees and acknowledges that (i) each share of Class B Common Stock (other than those subject to forfeiture pursuant to the Sponsor Side Letter) shall convert only into a number of New PubCo Common Shares (and not any other FIAC shares prior to such automatic conversion) equal to the Reverse Split Factor and (b) that each Private Placement Warrant shall only convert into the right to exercise such warrants for New PubCo Common Shares equal to the Reverse Split Factor. No fractional shares shall be issued and the total number of New PubCo Common Shares to be received by Sponsor shall be rounded down to the nearest whole share after aggregating all New PubCo Common Shares held by Sponsor. As a third-party beneficiary of the Sponsor Side Letter, DevvStream consented in all respects to the Sponsor Side Letter Amendment.
A copy of the Sponsor Side Letter Amendment is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Side Letter Amendment is qualified in its entirety by reference thereto.

Forward-Looking Statements
This Current Report includes forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or FIAC’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, FIAC’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FIAC and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against FIAC, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of FIAC and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of FIAC or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that FIAC, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) FIAC’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement and prospectus of FIAC (the “proxy statement/prospectus”), initially filed with the SEC on December 4, 2023, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.
These forward-looking statements are expressed in good faith, and FIAC, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of FIAC, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FIAC has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This Current Report is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FIAC or DevvStream and is not intended to form the basis of an investment decision in FIAC or DevvStream. All subsequent written and oral forward-looking statements concerning FIAC and DevvStream, the proposed transaction or other matters and attributable to FIAC and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation
This Current Report is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of FIAC, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It
In connection with the Business Combination, FIAC and DevvStream have prepared, and FIAC has filed, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of FIAC to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with FIAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus will contain important information about FIAC, DevvStream and the Business Combination. When available, FIAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that FIAC will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by FIAC or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation
FIAC and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of FIAC’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FIAC’s stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of FIAC’s securities have changed since the amounts printed in FIAC’s registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of FIAC’s directors and officers in FIAC’s filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of FIAC for the Business Combination.
DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FIAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of FIAC for the Business Combination. You may obtain free copies of these documents as described above.

Item 9.01.	Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to Business Combination Agreement, dated as of May 1, 2024, by and among FIAC, Amalco Sub and DevvStream.

10.1	Amendment to Sponsor Side Letter, dated as of May 1, 2024, by and between FIAC and Sponsor.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: May 2, 2024
FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer